Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

VIA EDGAR SUBMISSION AND COURIER

Ms Michele Gohlke

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

cc. Tom Dyer, SEC

25 November 2005

Dear Ms Gohkle

Smith & Nephew plc, Form 20-F for the Year Ended 31 December 2004 Filed on 16 March 2005 (File No. 001-14978)

Further to my letter to you of 5th October 2005 and to my telephone conversation on 17th October with Tom Dyer we have today filed an amended Annual Report on Form 20-F/A.

Yours sincerely

Clifford K Lomax

Group Financial Controller

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Julia K Cowles – Davis Polk & Wardwell